Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2025 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	88,051	85,452	80,162	173,503	156,889	325,535
2	Cost of revenues	39,911	36,825	32,393	76,736	62,776	135,107
3	Gross profit (1 - 2)	48,140	48,627	47,769	96,767	94,113	190,428
4	Selling, general and administrative expenses	26,436	25,647	23,007	52,083	45,698	93,870
5	Research and development expenses	6,202	6,244	7,271	12,446	13,464	27,380
6	Impairment of non-current assets, net	662	-	924	662	929	1,693
7	Other income, net	(2,673)	(739)	(984)	(3,412)	(1,454)	(4,358)
	Total operating expenses	30,627	31,152	30,218	61,779	58,637	118,585
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,513	17,475	17,551	34,988	35,476	71,843
	Finance income	1,681	2,400	2,312	4,081	3,747	7,553
	Finance expense	(907)	(830)	(757)	(1,737)	(1,355)	(2,829)
9	Finance income, net	774	1,570	1,555	2,344	2,392	4,724
10	Share of profit of equity accounted investees, net of tax	63	2	61	65	120	217
11	Profit before tax (8 + 9 + 10)	18,350	19,047	19,167	37,397	37,988	76,784
12	Tax expense, net	4,082	4,951	5,752	9,033	10,653	19,539
13	Profit for the period/year (11 - 12)	14,268	14,096	13,415	28,364	27,335	57,245

	Attributable to:
	Equity holders of the parent company	14,372	14,178	12,553	28,549	26,473	56,544
	Non-controlling interests	(104)	(82)	862	(185)	862	701

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	17.26	17.04	15.07	34.30	31.79	67.88
	Diluted earnings per share of Re.1/- each	17.25	17.02	15.05	34.26	31.74	67.78
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Global Generics	78,498	75,620	71,576	154,118	140,434	289,552
	b) Pharmaceutical Services and Active Ingredients	11,584	9,709	11,030	21,293	21,339	43,235
	c) Others	103	1,651	179	1,754	391	2,137
	Total	90,185	86,980	82,785	177,165	162,164	334,924
	Less: Inter-segment revenues	2,134	1,528	2,623	3,662	5,275	9,389
	Net revenues	88,051	85,452	80,162	173,503	156,889	325,535

2	Segment results:
	Gross profit from each segment
	a) Global Generics	46,428	46,086	45,162	92,514	89,680	179,606
	b) Pharmaceutical Services and Active Ingredients	1,700	1,082	2,518	2,782	4,286	9,157
	c) Others	12	1,459	89	1,471	147	1,665
	Total	48,140	48,627	47,769	96,767	94,113	190,428
	Less: Selling and other un-allocable expenditure, net of other income	29,790	29,580	28,602	59,370	56,125	113,644
	Total profit before tax	18,350	19,047	19,167	37,397	37,988	76,784

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above Statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB), and presented as per the format of Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 24 October 2025. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	During the quarter and six months period ended 30 September 2025, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York. Consequent to discontinuance of development, the Company recorded the following financial impacts, resulting in a net loss of Rs.47 million in the income statement:

- Impairment loss of the entire carrying value of Rs.535 million for property, plant and equipment;

- Inventory related provisions of Rs.260 million;

- Other development program related wind down costs of Rs.129 million;

- Gain recognized from the write back of liabilities no longer required of Rs.877 million.

This transaction pertains to the Company’s Global Generics segment.

3	"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:

-an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

-an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

-an impairment loss of Rs. 288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

4	In September 2025, the Company had acquired the STUGERON brand from Janssen Pharmaceutica NV ( an affiliate of Johnson & Johnson) for a consideration of Rs.4,464 million ($50.5 million).The portfolio acquired includes STUGERON® FORTE and STUGERON® PLUS, across 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

5	“Other income, net” for the quarter and year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs. 1,551 million, reclassified from the foreign currency translation reserve upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”. This transaction pertains to the Company's Global Generics segment.

6	During the six months ended 30 September 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on 15 September 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on 6 October 2025 and is awaiting the final tax assessment.

Based on its best estimate, the Company has recorded a provision of Rs.695 million under “Selling, general and administrative expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

7	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the Company has written off Deferred Tax Asset amounting to Rs.473 million, created in earlier period on land, during the quarter and half year ended 30 September 2024.

8	Consolidated statements of financial position

All amounts in Indian Rupees millions

Particulars	As at	As at
	30.09.2025	31.03.2025
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	9,906	14,654
Other investments	59,906	43,254
Trade and other receivables	97,738	90,420
Inventories	75,821	71,085
Derivative financial instruments	114	557
Other current assets	36,032	30,142
Total current assets	279,517	250,112
Non-current assets
Property, plant and equipment	111,981	97,761
Goodwill	12,298	11,810
Other intangible assets	100,942	96,803
Investment in equity accounted investees	5,184	4,811
Other investments	4,581	10,391
Deferred tax assets	22,717	18,508
Tax assets	3,713	1,821
Other non-current assets	1,072	972
Total non-current assets	262,488	242,877
Total assets	542,005	492,989

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	40,248	35,523
Short-term borrowings	41,155	38,045
Long-term borrowings, current portion	5,747	857
Provisions	6,548	6,168
Tax liabilities	7,628	3,028
Derivative financial instruments	2,836	1,286
Other current liabilities	46,765	45,485
Total current liabilities	150,927	130,392
Non-current liabilities
Long-term borrowings	11,637	7,864
Deferred tax liabilities	14,827	14,108
Provisions	173	156
Other non-current liabilities	2,359	3,303
Total non-current liabilities	28,996	25,431
Total liabilities	179,923	155,823
Equity
Share capital	835	834
Treasury shares	(1,937)	(2,264)
Share premium	11,310	11,133
Share based payment reserve	1,637	1,642
Capital redemption reserve	173	173
Retained earnings	337,683	315,793
Other reserves	3,979	3,979
Other components of equity	4,809	2,098
Equity attributable to equity holders of the parent company	358,489	333,388
Non-controlling interests	3,593	3,778
Total equity	362,082	337,166
Total liabilities and equity	542,005	492,989

9	Consolidated statements of cash flows

All amounts in Indian Rupees millions

Particulars	Half year ended
	30.09.2025	30.09.2024
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit for the period	28,364	27,335
Adjustments for:
Tax expense, net	9,033	10,653
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(1,277)	(2,245)
Depreciation and amortization	9,816	7,785
Impairment of non-current assets	662	929
Allowance for credit losses (on trade receivables and other advances)	679	96
Gain on sale or de-recognition of non-current assets, net	(268)	(447)
Share of profit of equity accounted investees	(65)	(120)
Inventories write-down	3,450	2,844
Foreign exchange (gain)/loss, net	(509)	507
Interest income, net	(303)	(54)
Equity settled share-based payment expense	212	208
Changes in operating assets and liabilities:
Trade and other receivables	(7,689)	(4,182)
Inventories	(8,186)	(11,331)
Trade and other payables	8,846	4,062
Other assets and other liabilities, net	(3,718)	(9,474)
Cash generated from operations	39,047	26,566
Income tax paid, net	(8,845)	(8,754)
Net cash generated from operating activities	30,202	17,812

Cash flows (used in)/from investing activities :
Purchase of property, plant and equipment	(12,084)	(12,646)
Proceeds from sale of property, plant and equipment	142	411
Purchase of other intangible assets	(8,198)	(1,687)
Proceeds from sale of other intangible assets	239	419
Payment for acquisition of businesses	-	(51,441)
Purchase of other investments	(102,831)	(138,326)
Proceeds from sale of other investments	93,289	162,988
Investment in associates	(51)	(317)
Interest and dividend received	759	1,280
Net cash (used in)/from in investing activities	(28,735)	(39,319)

Cash flows (used in)/from financing activities :
Proceeds from issuance of equity shares (including treasury shares)	288	157
Purchase of treasury shares
Proceeds from issuance of equity shares in subsidiary to non-controlling interests	-	7,056
Proceeds from short-term borrowings, net	2,675	27,556
Payment of principal portion of lease liabilities	(565)	(735)
Dividend paid	(6,659)	(6,662)
Interest paid	(2,265)	(1,681)
Net cash used in financing activities	(6,526)	25,691

Net increase in cash and cash equivalents	(5,059)	4,184
Effect of exchange rate changes on cash and cash equivalents	372	(6)
Cash and cash equivalents at the beginning of the period(1)	14,593	7,107
Cash and cash equivalents at the end of the period(2)	9,906	11,285

*FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs.61 million for the year ended 31 March 2025.

(2)Adjusted for bank-overdraft of Rs.45 million for the half year ended 30 September 2024.

10	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

11	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 24 October 2025	Co-Chairman & Managing Director